EXHIBIT 99.1

TOP Ships Inc. Announces Credit Committee Approval for up to $92.5 Million in Financing for Two Suezmax Newbuilding Vessels

ATHENS, Greece, Sept. 11, 2018 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels currently focusing on the transportation of petroleum products, announced today that it has obtained non-binding credit committee approval from a major Chinese leasing company for up to $92.5 million via sale and leaseback agreements (the “Financing Agreements”) for its Suezmax newbuilding vessels with hull numbers 874 and 875, currently under construction at Hyundai Samho Heavy Industries Co., Ltd. in South Korea. The Company is currently negotiating the final terms of the Financing Agreements.

Under the proposed terms of the Financing Agreements, the vessels will be sold when they are delivered from the shipyard, which is currently planned for April and May of 2019, respectively. The proposed Financing Agreements include pre and post-delivery financing and have a term of seven years. The Company has continuous options to buy back the vessels after the three year anniversary of each vessel’s delivery up until the expiry of the Financing Agreements.

As previously announced, upon their deliveries the vessels are scheduled to enter into three year time charters with an oil major at a daily charter rate of $25,000 per vessel.

Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company, said:

“Successful completion of this transaction would mark two very important milestones; significant reduction of our unfunded capital requirements, as this funding would cover about 84% of the remaining yard installments required in order to take delivery of the Suezmax vessels which are the assets with the most capital requirements in our orderbook, and entry into the Chinese financing market.”

Overview of financing of remaining yard installments:

M/T Eco California (expected delivery January 2019): Pre-delivery loan facility: secured 100% of remaining pre delivery installments / Post-delivery finance: in discussions with various financiers.

M/T Eco Marina Del Ray (delivery March 2019): Pre-delivery loan facility: secured 100% of remaining pre delivery installments / Post-delivery loan facility: in place.

M/T Eco Bel Air (Hull No 874 - delivery April 2019): Pre-delivery loan facility: Credit Committee approval obtained for about 55% of remaining pre delivery installments / Post-delivery loan facility: Credit Committee approval obtained, currently negotiating final terms.

M/T Eco Beverly Hills (Hull No 875 - delivery May 2019): Pre-delivery loan facility: Credit Committee approval obtained for about 55% of remaining pre delivery installments / Post-delivery loan facility:  Credit Committee approval obtained, currently negotiating final terms.

Additionally the Company is in discussions with new financiers as well as its existing senior secured lenders for drawing down additional funds from the Company’s outstanding loan facilities that currently have low loan to value ratios, which are secured by the Company’s existing vessels. The Company is also in discussions with its CEO and controlling shareholder, Mr. Evangelos Pistiolis, for an increase in the Family Trading credit line.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contact:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org